Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated using financial information calculated in accordance with IFRS:

	HISTORICAL BASIS						SUPPLEMENTAL BASIS
	Period Ended June 30,	Years Ended December 31,					Period Ended June 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009	2014	2013	2012	2011	2010	2009
	IFRS						IFRS
	(In £ millions, except ratios)
Profit for continuing operations before tax (before non-controlling interests)	1,708	2,082	3,117	1,859	1,890	1,482
Profit for continuing operations before tax attributable to shareholders (before non-controlling interests)							1,424	1,635	2,747	1,866	1,283	653
Less:
Share of profits from joint ventures and associates accounted for under the equity method (for shareholder-backed business)	(81)	(64)	(108)	(53)	(64)	(29)	(81)	(64)	(108)	(53)	(64)	(29)
Add:
Fixed charges	269	497	492	484	455	396	211	384	369	359	340	261
Dividends from joint ventures and associates accounted for under the equity method (for shareholder-backed business)	34	48	31	22	12	9	34	48	31	22	12	9

Earnings(1)	1,930	2,563	3,532	2,312	2,293	1,858	1,588	2,003	3,039	2,194	1,571	894

Fixed charges:
Interest payable on core structural borrowings(2)	170	305	280	286	257	209	170	305	280	286	257	209
Interest on other borrowings relating to shareholder financed business(3)	41	78	89	70	77	32	41	79	89	73	83	52
Interest relating to with-profits business(4)	31	62	50	46	25	33
Product interest(5)	27	52	73	82	96	122

Fixed Charges	269	497	492	484	455	396	211	384	369	359	340	261

Ratio of Earnings to Fixed Charges	7.2	5.2	7.2	4.8	5.0	4.7	7.5	5.2	8.2	6.1	4.6	3.4

Earnings in Excess of (less than) Fixed Charges	1,661	2,066	3,040	1,828	1,838	1,462	1,377	1,619	2,670	1,835	1,231	633

Notes:

(1)	For the purposes of calculating the ratios, earnings on both the historical and supplemental bases represent profit from continuing operations before tax, non-controlling interests and share of profits from equity method accounted joint ventures and associates plus fixed charges and distributed income from equity method accounted joint ventures and associates.

On the historical basis, the profit included in earnings represents profit from continuing operations before tax (being tax attributable to shareholders’ and policyholders’ returns). On the supplemental basis, the profit included in earnings represents profit from continuing operations before tax attributable to shareholders.

(2)	Core structural borrowings comprise those borrowings required to support Prudential’s main business activities.
(3)	Interest on other borrowings relating to shareholder-financed business includes:
(a)	interest on commercial paper, floating and medium term notes supporting a short-term fixed income securities reinvestment program.
(b)	interest on lease payments for property. Given the complexities of calculating the interest on lease payments, it has been assumed that 1/3 of the total lease payments represent interest.
(c)	interest on borrowings whose repayment to the lender is contingent on future surpluses emerging from certain contracts specified under the arrangement.
(d)	interest on senior debt issued through the Federal Home Loan Bank of Indianapolis, secured by collateral posted by Jackson National Life Insurance Company (“Jackson”).
(e)	interest payable on non-recourse borrowings of investment funds managed by PPM America and of Piedmont, which are consolidated as if they were subsidiaries, as a result of our effective control of the funds.
(4)	Interest relating to with-profits business includes:
(a)	interest on other bank loans and overdrafts.
(b)	interest on non-recourse borrowings of investment, property and venture fund subsidiaries, primarily investments of The Prudential Assurance Company’s (“PAC”) with-profit fund, which are consolidated as if they were subsidiaries as a result of the our effective control of our effective control of these investments.
(c)	interest on lease payments for property. Given the complexities of calculating the interest on lease payments, it has been assumed that 1/3 of the total lease payments represent interest.
(d)	interest on debt held in the Scottish Amicable Insurance Fund (“SAIF”), a ring-fenced sub-fund of PAC in which shareholders have no interest.

On the IFRS supplemental bases, the above items have been excluded as these charges have no direct impact on profit before tax attributable to shareholders. The nature and operation of the profit sharing arrangement between policyholders and shareholders regarding results of the with-profits funds business is distinctive to the UK and certain Asian operations. Separate legally ring-fenced funds are maintained in our group companies having with-profits business. Shareholder funds are only entitled to receive profit distributions from the with-profits funds as a function of profit participation bonuses distributed or credited to policyholders. In the case of the SAIF, shareholders are not entitled to any profit from the fund other than investment management fees. Earnings from with-profits business are recognized only when with-profits bonuses are declared and the shareholders’ share of bonuses is transferred to the shareholders’ equity. Fixed charges incurred by with-profits funds do not directly impact the level of bonuses, and therefore do not directly impact earnings.

(5)	Product interest includes interest on wholesale funding arrangements entered into by Jackson. These funding arrangements are similar in substance to guaranteed investment contracts (“GICs”) and, as such, the interest expense is akin to interest credited on policyholders’ accounts. In addition, product interest also includes interest credited on account values of policyholders for GICs and annuity certain products of Jackson which are investment contracts without discretionary participation features under IFRS 4. Interest credited on other IFRS 4 “investment contracts without discretionary participation feature”, which are more similar to a policyholder share of investment returns for mostly unit-linked (but not separate account) business with insignificant insurance risk, have been excluded. On a supplemental basis all product interest has been excluded.

The SEC neither requires nor encourages the presentation of supplemental ratios of earnings to fixed charges.